UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        Crown Castle International Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   228227-10-4
       -------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 19, 2002
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------
CUSIP No. 228227-10-4                SCHEDULE 13D
---------------------------


     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Salomon Brothers International Limited ("SBIL")

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) |_|
        (b)  X

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        WC, BK

     5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                      |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        England

                              7  SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
        WITH                  8  SHARED VOTING POWER

                                 0

                              9  SOLE DISPOSITIVE POWER

                                 0

                             10  SHARED DISPOSITIVE POWER

                                 0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    |_|

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%

    14  TYPE OF REPORTING PERSON*

        CO, BD


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------
CUSIP No. 228227-10-4                SCHEDULE 13D
---------------------------


     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Salomon Brothers Europe Limited ("SBEL")

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) |_|
        (b)  X

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        AF

     5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                      |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        England

                              7  SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
        WITH                  8  SHARED VOTING POWER

                                 0

                              9  SOLE DISPOSITIVE POWER

                                 0

                             10  SHARED DISPOSITIVE POWER

                                 0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    |_|

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%

    14  TYPE OF REPORTING PERSON*

        CO, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------
CUSIP No. 228227-10-4                SCHEDULE 13D
---------------------------


     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Salomon International LLC ("SI")

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) |_|
        (b)  X

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        AF

     5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                      |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                              7  SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
          WITH                8  SHARED VOTING POWER

                                 0

                              9  SOLE DISPOSITIVE POWER

                                 0

                             10  SHARED DISPOSITIVE POWER

                                 0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    |_|

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%

    14  TYPE OF REPORTING PERSON*

        CO, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------
CUSIP No. 228227-10-4                SCHEDULE 13D
---------------------------


     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Salomon Brothers Holding Company Inc ("SBHC")

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) |_|
        (b)  X

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        AF

     5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                      |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                              7  SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
        WITH                  8  SHARED VOTING POWER

                                 171,979

                              9  SOLE DISPOSITIVE POWER

                                 0

                             10  SHARED DISPOSITIVE POWER

                                 171,979

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        171,979

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    |_|

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.08%

    14  TYPE OF REPORTING PERSON*

        CO, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 494 shares directly beneficially owned by SBHC and 171,485 shares directly beneficially owned by subsidiaries of SBHC (including securities convertible into Common Stock).

---------------------------
CUSIP No. 228227-10-4                SCHEDULE 13D
---------------------------


     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Salomon Smith Barney Holdings Inc. ("SSBH")

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) |_|
        (b)  X

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        AF

     5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                      |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

                              7  SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
        WITH                  8  SHARED VOTING POWER

                                 370,178

                              9  SOLE DISPOSITIVE POWER

                                 0

                             10  SHARED DISPOSITIVE POWER

                                 370,178

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        370,178

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    |_|

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.17%

    14  TYPE OF REPORTING PERSON*

        CO, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by SBHC and other subsidiaries of SSBH (including securities convertible into Common Stock).

---------------------------
CUSIP No. 228227-10-4                SCHEDULE 13D
---------------------------


     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Citigroup Inc. ("Citigroup")

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) |_|
        (b)  X

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*

        AF

     5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                      |_|

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                              7  SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY          0
 EACH REPORTING PERSON
        WITH                  8  SHARED VOTING POWER

                                 520,252

                              9  SOLE DISPOSITIVE POWER

                                 0

                             10  SHARED DISPOSITIVE POWER

                                 520,252

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        520,252

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    |_|

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.25%

    14  TYPE OF REPORTING PERSON*

        CO, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Represents shares directly beneficially owned by SBHC and other subsidiaries of Citigroup (including securities convertible into Common Stock).

                                  SCHEDULE 13D

      This Amendment No. 2 amends the Schedule 13D filed on July 17, 2000, as amended by Amendment No. 1 thereto filed on January 23, 2001 (as so amended, the "Original Schedule"), on behalf of Salomon Brothers International Limited, an English corporation ("SBIL"), Salomon Brothers Europe Limited, an English corporation ("SBEL"), Salomon International LLC, a Delaware limited liability company ("SI"), Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), Salomon Smith Barney Holdings Inc., a New York corporation ("SSBH"), and Citigroup Inc., a Delaware corporation ("Citigroup") (each, a "Reporting Person" and collectively, the "Reporting Persons") relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Crown Castle International Corp. (the "Company"). Information contained in the Original Schedule remains in effect except to the extent it is superseded by the information contained herein. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule.

      Item 4.     Purpose of Transaction.
                  ----------------------

      Item 4 is amended and supplemented as follows:

      SBIL sold Covered Shares as described in Item 5(c).

      Item 5.     Interest in Securities of the Company.
                  -------------------------------------

      Clauses (a), (b), (c) and (e) of this Item are amended and supplemented as follows:

      (a-b) The percentages calculated in this Item 5 are based upon 212,039,809 shares of Common Stock outstanding on July 26, 2002 (including 151,230 shares that may be issued upon exercise of convertible securities).

      SBIL
      ----

      As of 4:00 p.m., New York time, on July 26, 2002, SBIL directly beneficially owned no shares of the Company's Common Stock. The following information is being provided as of such time with respect to SBIL's beneficial ownership of the Company's Common Stock.

         (a) Amount Beneficially Owned:                           0
         (b) Percent of Class:                                 0.0%
         (c) Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote       0
             (ii)  shared power to vote or direct the vote        0
             (iii) sole power to dispose or to direct the
                   disposition of                                 0
             (iv)  shared power to dispose or to direct the
                   disposition of                                 0

      SBEL
      ----

      SBEL is the parent company of SBIL. The following information is being provided as of 4:00 p.m., New York time, on July 26, 2002 with respect to SBEL's beneficial ownership of the Company's Common Stock.

         (a) Amount Beneficially Owned:                           0
         (b) Percent of Class:                                 0.0%
         (c) Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote       0
             (ii)  shared power to vote or direct the vote        0
             (iii) sole power to dispose or to direct the
                   disposition of                                 0
             (iv)  shared power to dispose or to direct the
                   disposition of                                 0

      SI
      --

      SI is the parent company of SBEL. The following information is being provided as of 4:00 p.m., New York time, on July 26, 2002 with respect to SI's beneficial ownership of the Company's Common Stock.

         (a) Amount Beneficially Owned:                           0
         (b) Percent of Class:                                 0.0%
         (c) Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote       0
             (ii)  shared power to vote or direct the vote        0
             (iii) sole power to dispose or to direct the
                   disposition of                                 0
             (iv)  shared power to dispose or to direct the
                   disposition of                                 0

      SBHC
      ----

      SBHC is the parent company of SI. The following information is being provided as of 4:00 p.m., New York time, on July 26, 2002 with respect to SBHC's beneficial ownership of the Company's Common Stock.

         (a) Amount Beneficially Owned:                     171,979
         (b) Percent of Class:                                0.08%
         (c) Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote       0
             (ii)  shared power to vote or direct the vote  171,979
             (iii) sole power to dispose or to direct the
                   disposition of                                 0
             (iv)  shared power to dispose or to direct the
                   disposition of                           171,979

      The shares beneficially owned by SBHC reflect 494 shares directly beneficially owned by SBHC as well as 171,485 shares directly beneficially owned by certain subsidiaries of SBHC (including securities convertible into Common Stock).

      SSBH
      ----

      SSBH is the parent company of SBHC. The following information is being provided as of 4:00 p.m., New York time, on July 26, 2002 with respect to SSBH's beneficial ownership of the Company's Common Stock.

         (a) Amount Beneficially Owned:                     370,178
         (b) Percent of Class:                                0.17%
         (c) Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote       0
             (ii)  shared power to vote or direct the vote  370,178
             (iii) sole power to dispose or to direct the
                   disposition of                                 0
             (iv)  shared power to dispose or to direct the
                   disposition of                           370,178

      The shares beneficially owned by SSBH reflect shares directly beneficially owned by SBHC and certain other subsidiaries of SSBH (including securities convertible into Common Stock).

      Citigroup
      ---------

      Citigroup is the parent company of SSBH. The following information is being provided as of 4:00 p.m., New York time on July 26, 2002 with respect to Citigroup's beneficial ownership of the Company's Common Stock.

         (a) Amount Beneficially Owned:                     520,252
         (b) Percent of Class:                                0.25%
         (c) Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote       0
             (ii)  shared power to vote or direct the vote  520,252
             (iii) sole power to dispose or to direct the
                   disposition of                                 0
             (iv)  shared power to dispose or to direct the
                   disposition of                           520,252

      The shares beneficially owned by Citigroup reflect shares directly beneficially owned by SBHC and certain other subsidiaries of Citigroup (including securities convertible into Common Stock).

      SBIL sold Covered Shares as described in subsection (c).

      (c) During the period which commenced sixty (60) days prior to, and ends on the date of, the filing of this amendment, SBIL effected the following sales of Covered Shares:

               Number of  Average Price            Where and How
   Date          Shares     per Share              Sale Effected
   ----          ------     ---------              -------------

 07/17/2002      509,600    $3.5612     Transactions in the ordinary course
                                        conducted on the New York Stock Exchange and the Chicago Stock Exchange.

                                        Transactions in the ordinary course
 07/18/2002      148,500    $3.5033     conducted on the New York Stock Exchange
                                        and the Chicago Stock Exchange.

                                        Transactions in the ordinary course
 07/19/2002    1,906,500    $3.0295     conducted on the New York Stock Exchange
                                        and the Chicago Stock Exchange.

                                        Transactions in the ordinary course
 07/22/2002    1,075,200    $3.0153     conducted on the New York Stock Exchange
                                        and the Chicago Stock Exchange.

                                        Transactions in the ordinary course
 07/23/2002      200,600    $3.0065     conducted on the New York Stock Exchange
                                        and the Chicago Stock Exchange.

                                        Transactions in the ordinary course
 07/24/2002    2,715,800    $2.5394     conducted on the New York Stock Exchange
                                        and the Chicago Stock Exchange.

                                        Transactions in the ordinary course
 07/25/2002    1,640,700    $2.4554     conducted on the New York Stock Exchange
                                        and the Chicago Stock Exchange.

 07/26/2002    9,516,600    $2.1500     Privately negotiated off-exchange
                                        transactions (including 8,500,000 shares sold to the Company).

      To the best knowledge of the Reporting Persons, and except as described above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Exhibit A or Exhibit B of the Original Schedule, has effected any transactions in the Company's Common Stock during the period which commenced sixty (60) days prior to, and ends on the date of, the filing of this amendment. This amendment excludes transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers.

      (e) As of July 25, 2002, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Company's Common Stock.

      Item 7.     Material to be filed as Exhibits.
                  --------------------------------

      Item 7 is amended and supplemented to include the following additional exhibits:

      Exhibit           Description
      -------           -----------

      N                 Consent to Joint Filing of Schedule 13D pursuant to
                        Rule 13d-1(k)

                                   Signatures
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  August 2, 2002



      Salomon Brothers International Limited

      By: /s/ Andrew Crane
          ----------------------------------
      Name: Andrew Crane
      Title: Managing Director



      Salomon Brothers Europe Limited

      By: /s/ Will Samuel
          ----------------------------------
      Name: Will Samuel
      Title: Chief Executive



      Salomon International LLC

      By: /s/ Will Samuel
          ----------------------------------
      Name: Will Samuel
      Title: Chief Executive



      Salomon Brothers Holding Company Inc

      By: /s/ Joseph B. Wollard
          ----------------------------------
      Name: Joseph B. Wollard
      Title: Assistant Secretary



      Salomon Smith Barney Holdings Inc.

      By: /s/ Joseph B. Wollard
          ----------------------------------
      Name: Joseph B. Wollard
      Title: Assistant Secretary



      Citigroup Inc.

      By: /s/ Joseph B. Wollard
          ----------------------------------
      Name: Joseph B. Wollard
      Title: Assistant Secretary

                                    EXHIBIT N

                     Consent to Joint Filing of Schedule 13D

      Pursuant to Rule 13d-1(k)(1)(iii) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.



      Dated:  August 2, 2002



      Salomon Brothers International Limited

      By: /s/ Andrew Crane
          ----------------------------------
      Name: Andrew Crane
      Title: Managing Director



      Salomon Brothers Europe Limited

      By: /s/ Will Samuel
          ----------------------------------
      Name: Will Samuel
      Title: Chief Executive



      Salomon International LLC

      By: /s/ Will Samuel
          ----------------------------------
      Name: Will Samuel
      Title: Chief Executive



      Salomon Brothers Holding Company Inc

      By: /s/ Joseph B. Wollard
          ----------------------------------
      Name: Joseph B. Wollard
      Title: Assistant Secretary



      Salomon Smith Barney Holdings Inc.

      By: /s/ Joseph B. Wollard
          ----------------------------------
      Name: Joseph B. Wollard
      Title: Assistant Secretary



      Citigroup Inc.

      By: /s/ Joseph B. Wollard
          ----------------------------------
      Name: Joseph B. Wollard
      Title: Assistant Secretary